Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

May 14, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:
Clean Energy Fuels Corp.
Amendment No. 4 to Registration Statement on Form S-1 (the "Registration Statement")
Filed May 14, 2007
File No. 333-137124

Dear Mr. Owings:

        On behalf of Clean Energy Fuels Corp. (the "Company"), set forth below is the Company's response to the oral comment received from the staff (the "Staff") of the Securities and Exchange Commission on May 14, 2007, regarding the adjustment to the Company's 2006 financial statements related to the revised valuation of the warrant issued to Boone Pickens in December 2006, which adjustment was discussed in detail in the Company's response letter to the Staff submitted earlier today (the "Adjustment"). Pursuant to the Adjustment, the Company recorded in its 2006 statement of operations a $2.2 million loss on extinguishment of derivative liability.

        With respect to Adjustment, the Staff commented that the Company should explain how it reached the conclusion that the Adjustment is an immaterial correction to the 2006 financial statements. Applying the analytical criteria set forth in SAB 99, the Company has concluded that the Adjustment is qualitatively and quantitatively immaterial for the following reasons:

  •
  The Adjustment amounts to approximately 2.8% of the Company's 2006 net loss, which the Company considers to be quantitatively immaterial.

  •
  The Adjustment does not mask any change in earnings or other trend. In 2006, the Company incurred a net loss that was significantly in excess of losses incurred in previous years. The Company expects its future operating results to differ significantly from its 2006 operating results due to the change in the Company's risk management policies and procedures related to its futures activities, which activities directly or indirectly contributed to substantially all of the Company's 2006 net loss.

  •
  The Company believes analysts will not develop expectations for the Company based on (1) the Company's historical futures activities, or (2) the loss on extinguishment of derivative liability.

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  The Adjustment does not change a loss into income or vice versa.

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  The Adjustment does not affect the Company's compliance with any regulatory requirements.

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  The Adjustment does not affect the Company's compliance with loan covenants or other contractual requirements.

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  The Adjustment does not have the effect of increasing management's compensation.

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  The Adjustment does not conceal any unlawful transaction.

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  The error resulting in the Adjustment was unintentional and resulted from factors associated with the determination of reasonable estimates to use in applying the Black-Scholes model to calculate the value of the warrant issued to Mr. Pickens.

        Based on the foregoing, the Company respectfully submits to the Staff that the Adjustment is quantitatively and qualitatively immaterial to the 2006 financial statements, and therefore not a restatement of the 2006 financial statements. The Company believes that the revised disclosure and treatment are responsive to SAB 108. The Company further notes that it has disclosed the amount and nature of the Adjustment in several areas of Amendment No. 4 to the Registration Statement, and believes that the presentation of the Adjustment is transparent to investors, in particular through the addition of note (1)(r) to the 2006 financial statements. See page F-14 of Amendment No. 4 to the Registration Statement.

        If the Staff has any further questions or comments regarding this issue, the Company respectfully requests a telephone conference at the Staff's earliest convenience today. It is the understanding of the Company that the revisions set forth in the Registration Statement, combined with the information contained in this letter, fully address the last remaining comment of the Staff. However, questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

                      Very truly yours,

                      /s/ John J. Hentrich

                      John J. Hentrich

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:
Andrew J. Littlefair
Richard R. Wheeler
Stephen A. Massad
Felix P. Phillips